Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: April 13, 2015

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

TELECITY GROUP PLC

Update on all-share merger — German merger control clearance

13 April 2015 - Telecity Group plc (“TelecityGroup”) announces that the Federal Cartel Office of Germany has cleared the recommended all-share merger between TelecityGroup and Interxion Holding N.V. (the “Merger”) in Phase I under German merger control law.

Completion of the Merger remains conditional upon, amongst other things, the receipt of all remaining regulatory and anti-trust approvals, the approval of TelecityGroup’s shareholders and TelecityGroup having received valid acceptances for at least 95 per cent of the total issued share capital of Interxion (or, at TelecityGroup’s election, not less than 80 per cent.). TelecityGroup continues to expect the Merger to close in the second half of 2015.

Enquiries:

TelecityGroup
Investors:
Rosie Wilkins	+44 (0)20 3229 1138

Brunswick (Public Relations Adviser to TelecityGroup)	+44 (0) 20 7404 5959
Sarah West
Ben Fry

Notes to Editors

TelecityGroup is a provider of data centres in Europe, operating highly connected facilities in key cities.

These data centres are the places in which separate networks that make up the internet meet and where bandwidth-intensive applications, content and information are hosted. TelecityGroup’s customers take advantage of the highly connected facilities to operate, store, share, distribute and access digital media, IT applications and information effectively and efficiently.

TelecityGroup plc is listed on the London Stock Exchange (LSE: TCY.L).

www.telecitygroup.com/investor-centre/investor-centre-home.htm

A copy of this announcement is also available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on TelecityGroup’s website at www.telecitygroup.com.

Neither the content of the website referred to in this announcement nor the content of any other websites accessible from hyperlinks on that website is incorporated into, or forms part of, this announcement.

Forward-looking Statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction with Interxion and are generally identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “will”, “may”, “continue”, “should”, and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of TelecityGroup and Interxion Holding N.V. (“Interxion”), that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all. Neither TelecityGroup, nor Interxion, undertakes any responsibility to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise, except to the extent legally required.

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that earnings per TelecityGroup or Interxion ordinary share for any period would necessarily match or exceed the historical published earnings per TelecityGroup or Interxion shares.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this announcement.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this announcement. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the United States Securities and Exchange Commission (“SEC”) and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.